Exhibit 99.1
Results on acquisition of treasury shares

Shinhan Financial Group (hereafter “SFG”) announced on May 28, 2020 that a share repurchase program SFG commenced on March 27, 2020 has been completed. The number of treasury shares acquired upon completion is 5,035,658 and the total number of treasury shares that SFG holds as of the reporting date is 5,039,584, 1.04% of the total number of common shares issued.

1.	Acquisition period: March 27, 2020 – May 28, 2020

2.	Number of treasury shares acquired: 5,035,658 common shares

3.	Average acquisition price: KRW 29,788

4.	Total acquisition amount: KRW 150,000,008,900